

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Ken Ren
Chief Financial Officer
China Green Agriculture, Inc.
300 Walnut Street, Suite 245
Des Moines, Iowa 50309

> **Re:** **China Green Agriculture, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Response Dated February 13, 2015**
> **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your February 13, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Deferred assets, page F-8

1. We note from your response to prior comment 6 that you have capitalized amounts given to distributors to help them expand their place of business, improve signage and appearance in an effort to better present your brand name and image and to make your products more accessible to the end customers. Please provide us further detail on the nature of each asset type capitalized as deferred assets. In this regard, your response states you believe these items "would ordinarily be capitalized as fixed assets." Please address why they are properly capitalized in your response. Also, as part of your response, please clarify whether

you purchased assets directly for the distributor, or you reimbursed the distributor with cash. If the latter is the case, please clarify how you ensure the reimbursements go toward the appropriate assets.

2. In addition, explain to us your basis to record the related amortization expenses of the deferred assets under "selling expenses – amortization of deferred asset" line item rather than "cost of goods sold" in the Consolidated Statements of Income and Comprehensive Income. Refer to ASC 705-10-25.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief